# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc., CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 06/19/2026
Filed by CIK 0002107059
Persons authorized to receive notices and communications: Jay Coogan, Esquire, Pierson Ferdinand LLP, 1650 Market Street, 36th Floor, Philadelphia, Pennsylvania (PA), 19103, (267) 265-8598

## Reporting persons
- PHILIP & DANIELE BARACH FAMILY TRUST (CIK 0002107059): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 5,514,686; sole dispositive power 0; shared dispositive power 5,514,686; aggregate amount beneficially owned 5,514,686 (15.8% of the class)
- PHILIP A. BARACH: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,514,686; sole dispositive power 0; shared dispositive power 5,514,686; aggregate amount beneficially owned 5,514,686 (15.8% of the class)
- DANIELE BARACH: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,514,686; sole dispositive power 0; shared dispositive power 5,514,686; aggregate amount beneficially owned 5,514,686 (15.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Celularity Inc.
Address of issuer's principal executive offices: 170 PARK AVE, FLORHAM PARK, New Jersey (NJ), 07932
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 2026 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on April 22, 2026 by Philip & Daniele Barach Family Trust (the "Trust"), Philip A. Barach and Daniele Barach (each, a "Reporting Person" and collectively, the "Reporting Persons") relating to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Celularity Inc. (the "Company"). Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.
Capitalized terms used herein without definition have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2025, the Company and the Trust engaged in two financing transactions (collectively, the "Financing") pursuant to which the Company issued to the Trust a senior secured promissory note in the principal amount of $7,000,000 (the "Senior Note") and a convertible secured promissory note in the aggregate principal amount of $3,000,000 (the "Convertible Note" and, together with the Senior Note, the "Notes") and, in connection with the issuance of the Notes, issued to the Trust five-year warrants (the "Warrants") to purchase an aggregate of 3,707,457 shares of Class A Common Stock which became exercisable beginning on June 19, 2026 and have an exercise price of $2.00 per share, subject to adjustment as set forth therein.

Pursuant to the Convertible Note Purchase Agreement dated as of December 19, 2025 by and between the Company and the Trust under the terms of which the Company issued the Convertible Note to the Trust (the "Convertible Note Purchase Agreement"), the Trust also had the right to purchase additional Convertible Notes in up to two tranches of $1,000,000 each (the "Additional Convertible Notes"), containing terms identical to and issuable upon the same terms and conditions as the Convertible Note, in connection with which the Trust would receive from the Company Warrants to purchase up to an additional 839,160 shares of Class A Common Stock. This Trust's right to obtain such Additional Convertible Notes and accompanying Warrants the expired on June 19, 2026.

The number of shares of Class A Common Stock reported as beneficially owned herein represents (i) 1,807,229 shares of Class A Common Stock issuable upon conversion of $3,000,000 in the aggregate principal amount of the Convertible Note at the conversion price of $1.66 per share and (ii) 3,707,457 shares of Class A Common Stock issuable upon exercise of the Warrants issued on December 19, 2025, which became exercisable on June 19, 2026, for a total of 5,414,686 shares of Class A Common Stock.

The source of funds for the Trust to purchase the Notes in the aggregate principal amount of $10,000,000 was cash held by the Trust at the time of the Financing. No additional consideration will be paid upon any conversion of the Convertible Notes into shares of Class A Common Stock. If the Trust exercises any Warrants, the source of funds for the Trust to exercise such Warrants will be cash held by the Trust at the time of such purchase.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. Each of the Reporting Persons beneficially owns 5,414,686 shares of Class A Common Stock, which number includes (i) 1,807,229 shares of Class A Common Stock issuable upon the conversion of $3,000,000 in aggregate principal amount of the Convertible Note at a conversion price of $1.66 per share, and (ii) 3,707,457 shares of Class A Common Stock issuable upon the exercise of all Warrants at an exercise price of $2.00 per share. The shares described in clauses (i) and (ii) are deemed beneficially owned by the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, because the Trust has the right to acquire beneficial ownership of such shares through a chain of rights entirely within the Trust's control, including (a) the Trust's right to convert the Convertible Note into shares of Class A Common Stock at any time and (b) the exercisability of all Warrants beginning on June 19, 2026. The shares of Class A Common Stock beneficially owned by the Reporting Persons represents 15.8% of the shares of Class A Common Stock issued and outstanding, which calculation is based on 28,945,961 shares of Class A Common Stock of the Company issued and outstanding as of April 28, 2026, as reported on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the Securities and Exchange Commission on April 30, 2026. Each of Mr. Barach and Ms. Barach disclaims beneficial ownership of the shares of Class A Common Stock owned by the Trust, except to the extent of their pecuniary interest therein.

As a result of the expiration at the close of business on June 19, 2026 of the Trust's right to acquire the Additional Convertible Notes in the aggregate principal amount of up to $2,000,000, in connection with which the Trust would have acquired additional Warrants to purchase up to 839,160 shares of Common Stock, the Reporting Persons are no longer deemed to beneficially own an aggregate of 2,043,979 shares of Common Stock, consisting of 1,204,819 shares that would have been issuable upon conversion of the Additional Convertible Notes and 839,160 shares that would have been issuable upon exercise of the related Warrants that would have been issued with the Additional Convertible Notes. The Reporting Persons continue to beneficially own 5,514,686 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. None of the Reporting Persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of, any of the shares of Class A Common Stock owned by such Reporting Person. Each Reporting Person shares with the other Reporting Persons the power to vote or to direct the vote, or the power to dispose or to direct the disposition of, all 5,414,686 shares of Class A Common Stock owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons had any transactions in the Class A Common Stock (or securities convertible into or exercisable for shares of Class A Common Stock) during the past 60 days, except as described and referenced in Item 3 and Item 5(a) of this Amendment. There have been no acquisitions or dispositions of Class A Common Stock by the Reporting Persons since December 19, 2025, other than the Financing described in Item 3 and the expiration of rights to acquire Additional Convertible Notes and accompanying Warrants as described in Item 3 and Item 5(a).
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Joint Filing Agreement, dated as of June 23, 2026, by and among Philip & Daniele Barach Family Trust, Philip A. Barach and Daniele Barach.

## Signatures
- PHILIP & DANIELE BARACH FAMILY TRUST: /s/ Philip A. Barach, Philip A. Barach, Trustee of the Trust (06/23/2026)
- PHILIP A. BARACH: /s/Philip A. Barach, Philip A. Barach (06/23/2026)
- DANIELE BARACH: /s/Daniele Barach, Daniele Barach (06/23/2026)